

Mail Stop 3720

November 26, 2008

Marc V. Byron
Chairman of the Board and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue
4th Floor
Fort Lee, NJ 07024

> **Re:** **Polaris Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 21, 2008**
> **File No. 001-33860**

Dear Mr. Byron:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note disclosure in your IPO prospectus that you would not acquire less than a controlling interest (meaning not less than 50% of the voting securities of the target business). Considering that current Polaris stockholders will hold less than a 50% voting interest in the company following the consummation of the merger, please provide an analysis as to why you believe that the transaction complies with the requirement that Polaris acquire a controlling interest in a target business or explain why the board decided to deviate from this strategy.

The Merger Proposal, page 39

Background of the Merger, page 39

2.   Please provide additional detail regarding the reasons for the changes in the consideration in the revised merger agreement. For example, explain the reasons Mr. Leddy thought

the merger was not likely to be approved. Additionally, explain how the parties determined the amount of the reduction in initial consideration and why they determined such a significant reduction was appropriate.

3.   Explain the reasons why the board decided to get an additional fairness opinion from Duff & Phelps even though the amount of consideration to be paid to acquire Hughes was decreased. If there were other reasons for this decision in addition to the change in consideration, please discuss them.

4.   Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to or prepared by Duff & Phelps in connection with rendering its revised fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter for the revised fairness opinion.

Polaris' Reasons for the Merger and Recommendation of the Polaris Board, page 43

5.   Discuss the board's consideration given to recent economic turmoil in this country and abroad on the prospects for the combined company following the merger. We note the statement on page 44 that the board considered the prospects of the U.S. automotive industry, but revise to make clear that the reference to "cyclical issues" affecting the industry encompasses the credit crisis and widespread fear of bankruptcy facing the major U.S. automobile manufacturers.

Duff & Phelps Opinion, page 46

6.   Please refer to the first full paragraph on page 47. We note that Duff & Phelps valued the initial 15 million shares of merger consideration based on an analysis that gives effect to the merger. In the prior opinion provided by Duff & Phelps, however, the initial merger consideration was valued based on the Polaris share price prior to the announcement of the merger. See page 45 of the revised preliminary proxy statement filed October 15, 2008. As a result of this valuation change as well as a relatively higher Monte Carlo option pricing valuation of the earn-out shares, despite the significant reduction in initial consideration, the aggregate merger consideration is now valued at a higher level ($480 million to $670 million now as opposed to $480 million to $565 million before the changes). Please explain why Duff & Phelps changed this valuation methodology and why the consideration should be valued higher after the revisions to the merger agreement and increased economic uncertainty in the Hughes Telematics' primary market.

Discounted Cash Flow Analysis, page 49

7.   We note that the range of discount rates applied by Duff & Phelps was increased to 22.5% to 27.5% from 20% to 25% in the previous opinion. Please disclose the reasons why Duff & Phelps chose to use a higher range of discount rates in its revised opinion. In determining an appropriate range of discount rates to apply, disclose whether or not

Duff & Phelps made any adjustments based on the specific circumstances or uncertainties facing Hughes.

8. We note that the revenue and EBITDA projections used in the discounted cash flow analysis have changed. Here, or in the Background of the Merger section of the proxy statement, discuss when Hughes's management provided these revised projections and the reasons for the changes. Highlight any material differences in the new projections, such as decreased total revenues in the first few years.

Selected Public Companies Analysis, page 51

9. Please explain in greater detail why Duff & Phelps chose to use a three-year average trading multiple in its public company analysis in its revised opinion. Also disclose why Duff & Phelps thought it was appropriate to use more recent trading multiples in its prior opinion. Quantify the significance of this change in methodology.

The Merger Agreement, page 55

10. Provide a bullet point summary of the material changes to the Merger agreement since the original agreement.

Merger Consideration, page 55

11. Please confirm through disclosure that any additional shares issued as merger consideration as a result of a Hughes equity financing or a working capital shortfall will be issued only at closing of the merger.

Materiality and Material Adverse Effect, page 57

12. Please discuss the extent to which certain potential fundamental events involving Chrysler or Mercedes Benz, such as a bankruptcy, business combination, or other reorganization, would be considered a material adverse effect as to Hughes.

Conditions to the Completion of the Merger, page 63

13. We note your reference to the Amended and Restated Company Support Agreement on page 64. Please describe this agreement in the Agreements Related to the Merger section of the proxy statement.

Business of Hughes Telematics, page 74

Automaker Agreements, page 82

14. We note that Hughes expects to generate revenues in the first year of vehicle ownership through "other consumer service offerings" (*i.e.* offerings beyond safety and security services). We also note from disclosure on page 79 that "other consumer service

offerings" are in development and expected to be launched within 12 to 24 months after the launch of the initial safety and security services in mid-2009. Since safety and security services are to be offered at no-cost to the end-use consumer in the first year of vehicle ownership, please clarify how revenues will be generated from the Chrysler and Mercedes agreements in 2009.

15.   Please disclose the expected relative significance of the Chrysler and Mercedes contracts in terms of installations based on contractual terms through the duration of the contracts.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Hughes Telematics, page 86

Liquidity and Capital Resources, page 95

16.   Please tell us how you would disclose to Polaris shareholders the consummation of an equity financing by Hughes, and the effect thereof, that occurred between the mailing of the proxy statement and the special meeting.

*   *   *   *

As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Larry Spirgel, Assistant Director, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Andrew J. Nussbaum
        Wachtell, Lipton, Rosen & Katz
        Via facsimile: (212) 403-2269